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                                                                       EXHIBIT 8
                              FORM OF TAX OPINION


                    [LETTERHEAD OF KILPATRICK STOCKTON LLP]


_____________ ___, 1999



Mercantile Financial Enterprises, Inc.
c/o Mercantile Bank, National Association
835 East Levee Street
Brownsville, Texas 78520


Ladies and Gentlemen:

   We have been requested to render our opinion of the tax consequences to various participants in the proposed merger (the "Mercantile Merger") of a newly-formed, wholly-owned subsidiary ("Transition Subsidiary") of Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), with and into Mercantile Financial Enterprises, Inc. ("Mercantile"), a Delaware corporation, with Mercantile being the surviving entity, as well as the subsequent consolidation (the "Consolidation") of Mercantile Bank, National Association ("Bank"), a national banking association, with a wholly-owned national bank subsidiary of Wells Fargo, pursuant to the terms and conditions of the following agreements:

   (i) that certain Agreement and Plan of Reorganization ("the Reorganization Agreement") by and between Mercantile, Bank, and Wells Fargo;

   (ii) that certain Agreement and Plan of Merger ("the Merger Agreement") between Mercantile and Transition Subsidiary; and

   (iii) that certain Agreement and Plan of Consolidation ("the Consolidation Agreement") between Bank and Norwest Interim Bank Mercantile, N.A. ("Norwest Interim Bank").

   We have also reviewed that certain Registration Statement (Form S-4) related to shares of Wells Fargo Common Stock to be issued in connection with the merger of Transition Subsidiary into Mercantile, to be filed by Wells Fargo with the Securities and Exchange Commission (the "Registration Statement"). Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Registration Statement.

   In rendering our opinion, we have examined the Reorganization Agreement, the Merger Agreement, the Consolidation Agreement, the Registration Statement, applicable law, regulations, rulings and decisions.
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   Our opinions set forth below are subject to certain assumptions and qualifications. As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Reorganization Agreement, the Merger Agreement, the Consolidation Agreement, Registration Statement, and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

FACTS
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     The Mercantile Merger

     Pursuant to the Reorganization Agreement, Transition Subsidiary, a wholly owned subsidiary of Wells Fargo, will merge with and into Mercantile, wherein Mercantile will be the surviving corporation. The holders of Mercantile stock will receive Wells Fargo Common Stock in exchange for their shares of Mercantile Stock. Immediately following the merger of Transition Subsidiary into Mercantile, Mercantile, as the surviving corporation, will be a wholly-owned subsidiary of Wells Fargo. Further, Wells Fargo will be a second tier parent of Bank in that Mercantile owns approximately 96% of Bank.

     The Consolidation

     Immediately following the Mercantile Merger, Wells Fargo will, pursuant to the Consolidation Agreement, form a wholly-owned national bank subsidiary ("Wells Fargo Interim Bank") and contribute Norwest Interim Bank to Mercantile. Wells Fargo Interim Bank will consolidate with Bank (under Bank's name and charter in the Consolidation), wherein Bank will be the surviving corporation. The holders of Bank Stock will receive Wells Fargo Common Stock in exchange for their shares of Bank Stock. Immediately following the Consolidation, Bank will be a wholly-owned subsidiary of Mercantile.

OPINION
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     The opinion expressed herein is based on the provisions of the Internal
Revenue Code of 1986, as amended through the date of this letter (the "Code"), the applicable existing and proposed regulations thereunder (the "Regulations"), existing judicial decisions, and current administrative rulings and practice.
No assurance can be given that legislative or administrative changes may not be forthcoming and that such changes would not modify the opinion or discussion contained in this letter. There is also no assurance that the Internal Revenue Service (the "Service") will not challenge the conclusions expressed herein.
Our opinion represents our best legal judgment on matters which may be subject to varying interpretations. It
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has no binding effect on the Service or a court and should not be considered as a guarantee that a court of law or administrative agency will reach the same conclusions.

     Based on and in reliance on the foregoing and the further reasons and qualifications set forth below, and provided that the Mercantile Merger and Consolidation is consummated in accordance with the Reorganization Agreement, it is our opinion that:

          (1) The Mercantile Merger and the issuance of shares of Wells Fargo Common Stock to the holders of Mercantile Stock in connection therewith, as described in the Reorganization Agreement, will constitute a tax-free reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

          (2) Except for the recognition of gain as required by section 302 of the Code with respect to the receipt by the holders of Mercantile Stock of cash in lieu of the issuance of fractional shares of Wells Fargo Common Stock, no gain or loss will be recognized by holders of Mercantile Stock as a result of the Mercantile Merger.

          (3) The aggregate tax basis of the shares of Wells Fargo Common Stock received by a holder of Mercantile Stock pursuant to the Mercantile Merger will be the same as the tax basis of the shares of Mercantile Stock exchanged therefor, decreased by any portion of such tax basis allocated to shares of Mercantile Stock that are treated as redeemed by Mercantile through payment of cash in lieu of fractional shares.

          (4) The holding period of the shares of Wells Fargo Common Stock received by a holder of Mercantile Stock as part of the Mercantile Merger will include the holding period of the shares of Mercantile Stock exchanged therefor, provided that the Mercantile Stock is held as a capital asset on the date of consummation of the Mercantile Merger.

          (5) The Consolidation of Bank and the issuance of Wells Fargo Common Stock to the holders of Bank stock in connection therewith, as described in the Reorganization Agreement, will constitute a tax-free reorganization within the meaning of section 368(a)(1)(B) of the Code.

          (6) Except for the recognition of gain as required by section 302 of the Code with respect to the receipt by the holders of Bank Stock of cash in lieu of the issuance of
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               fractional shares of Wells Fargo Common Stock, no gain or loss will be recognized by holders of Bank Stock as a result of the Consolidation.

          (7) The aggregate tax basis of the shares of Wells Fargo Common Stock received by a holder of Bank Stock pursuant to the Consolidation will be the same as the tax basis of the shares of Bank Stock exchanged therefor, decreased by any portion of such tax basis allocated to shares of Bank Stock that are treated as redeemed by Bank.

          (8) The holding period of the shares of Wells Fargo Common Stock received by a holder of Bank Stock as part of the Consolidation will include the holding period of the shares of Bank Stock exchanged therefor, provided that the Bank Stock is held as a capital asset on the date of consummation of the Consolidation.

     In general, cash received by holders of Mercantile or Bank Stock exercising their dissenters' rights will be treated as amounts received from the sale of their shares of Mercantile or Bank Stock, and (provided that such Mercantile or Bank Stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Mercantile or Bank Stock and such shareholder's tax basis in such Mercantile or Bank Stock.

     We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Mercantile or Bank Stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Mercantile or Bank Stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Mercantile or Bank Stock pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

DISCUSSION
----------

     Considered as separate transactions, both the Mercantile Merger and the Consolidation qualify as tax-free reorganizations under Code section 368. An issue, however, may be raised as to whether the two reorganizations, when analyzed as a prearranged series of transactions, necessitates a recharacterization of the tax consequences. An argument could be made that, notwithstanding the independent qualification of each transaction as a reorganization, when viewed together, a tax result occurs that was not contemplated by the reorganization provisions of the Code. The basis for such an argument would likely be based on the principle
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that a tax-free transaction that cannot be accomplished in a single step may not be accomplished in multiple steps.

     The result of Mercantile Merger and Consolidation is that the holders of Mercantile and Bank Stock each eliminate their direct ownership interest in those corporations and obtain Wells Fargo Common Stock, all without incurring tax liability (other than to the extent cash was received in exchange for fractional shares or as a result of the exercise of dissenter's rights). In the absence of the two transactions, either Mercantile stockholders or Bank stockholders can participate in a reorganization with Wells Fargo, but not both. The Code does not simultaneously permit the shareholders of a corporation that is a party to a reorganization, as well as the unrelated shareholders of a subsidiary of that corporation, to each receive stock tax-free. Most likely, an argument based on this analysis would assert that the receipt of Wells Fargo stock by holders of Bank Stock was taxable in that these shareholders did not qualify under Code section 354 to receive this stock tax-free as a party to the reorganization. The holders of Bank Stock would arguably be deemed to have exchanged directly their Bank Stock for Wells Fargo Stock in a taxable transaction. Assuming the Bank Stock was held as a capital asset, as defined in Code section 1221, this sale would give rise to capital gain.

     While the above or an alternative analysis of the series of transactions is possible, it is unlikely that any such analysis would alter the tax consequences stated in this opinion. Revenue Ruling 73-16, 1973-1 C.B. 186, discussed the tax treatment of a series of two reorganizations where both were part of a prearranged plan. In the Revenue Ruling, Y corporation acquired all of the stock of X corporation solely in exchange for Y voting stock. Immediately thereafter, pursuant to a prearranged plan, all of the stock of Y was acquired by Z solely in exchange for Z stock. The Service determined that each transaction qualified as a tax-free reorganization under Code section 368(a)(1)(B). In fact, the Service indicated that the two transactions were treated as occurring simultaneously and, as a result of the prearranged plan, could not be considered independently. Thus, the Service's recognition of back-to-back prearranged reorganizations supports the recognition of the Mercantile Merger as well as the subsequent Consolidation.

     Further, a 1997 private letter ruling (PLR 9740014) issued by the Service supports the concept of prearranged back-to-back reorganizations. Under the facts in the private letter ruling, the acquiring corporation ("Acquiring"), a national banking association, planned to acquire both Target Corporation ("Target") and its subsidiary, Subsidiary Corporation ("Subsidiary").
Subsidiary had three minority shareholders in addition to Target, its majority shareholder. Acquiring acquired all of the stock of Target solely in exchange for Acquiring stock. The result of this transaction is that Target became a wholly-owned subsidiary of Acquiring. Immediately following this acquisition, as part of the same prearranged plan, Acquiring contributed Acquiring stock to Target so that Target could exchange those Acquiring shares for the minority interests held by Subsidiary minority shareholders. Following this transaction, Subsidiary was a wholly-owned subsidiary of Target.
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     The plan in this ruling is similar to that to be undertaken pursuant to the
Reorganization Agreement. Much like the case of Mercantile and Bank, had Acquiring attempted to merely issue its stock to both Target and Subsidiary as part of the same transaction, an argument may have arisen that the minority shareholders in Subsidiary were not entitled to tax-free treatment on the exchange. The ruling recognized that each transaction qualified as a reorganization under Code section 368, and did not raise a concern as to an inability to complete the transaction absent the two steps. This approval of prearranged back-to-back reorganizations accomplishes the same objectives as the Mercantile Merger and Consolidation, in that a target is acquired and the outstanding minority interest in the target's subsidiary is acquired as well.

     Private letter rulings are normally considered to have only limited precedential value. Nonetheless, when the private letter ruling is considered in conjunction with Revenue Ruling 73-16, the Service appears to approve of prearranged back-to-back reorganizations, so long as each of the transactions qualifies as a reorganization. In the case of the two transactions described in the Reorganization Agreement, the Mercantile Merger qualifies as a reorganization under Code sections 368(a)(1)(A) and 368(a)(2)(E). Further, the Consolidation qualifies as a tax-free reorganization under Code section 368(a)(1)(B). Satisfying the qualifications of these Code sections, the fact that one reorganization immediately follows the other, pursuant to a prearranged plan, will not, in our opinion, have any impact on the tax liability of Wells Fargo, Mercantile, Bank, or the holders of Mercantile or Bank stock that differs from the consequences arising had each transaction occurred independently.

     This letter is solely for the information and use of you and the shareholders of Mercantile and Bank and, except to the extent that such may be referred to and reproduced as an exhibit to the Registration Statement, it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

                         KILPATRICK STOCKTON LLP


                         By: ________________________________________
                            Scott M. Dayan, Partner